康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") announces the following changes to directorships of the Company with effect from 1 April 2006:

1. Mr Kazuo Ogawa has been appointed as an Independent Non-Executive Director; and

2. Mr Tomoyuki Nakayama resigned as an Independent Non-Executive director.

Appointment of Independent Non-Executive Director

The Board announces that Mr Kazuo Ogawa has been appointed as an Independent Non-Executive Director of the Company with effect from 1 April 2006. Mr. Ogawa will also be appointed a member of the audit committee, the remuneration and the nomination committee of the Company.

Mr Ogawa, aged 59. He is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation and Advisor to the president for Agri-marine Products Division and Textile Division. After graduating from Keio University in 1970, he joined Marubeni Corporation and worked for over 36 years. He has been in charge of Plastics of Inorganic Chemicals Division, Finance and Logistics Business Division, Business Incubation Department and Corporate Planning & Coordination Department.

As at the date of this announcement, Mr Ogawa does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He has not held any directorship nor has he held any senior management positions in listed public companies in the last three years preceding from the date of this announcement. Mr Ogawa does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

There is no service contract entered into between the Company and Mr Ogawa. His emoluments will be determined by the Board of the Company. He shall hold office until the next annual general meeting of the Company and thereafter be subject to retirement by rotation and re-election in accordance with the articles of association of the Company.

In relation to the appointment of Mr. Ogawa as an independent non-executive director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Resignation of Independent Non-Executive Director

The Board announces the resignation of Mr Tomoyuki Nakayama, as an Independent Non-Executive Director of the Company due to personal reasons with effect from 1 April 2006.

Mr Nakayama confirmed that there is no matter of disagreement with the Board or issue which needs to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company in respect of his resignation.

The Board would like to take this opportunity to welcome Mr Ogawa to the Board and wishes to express its sincere gratitude to Mr Nakayama for his valuable contributions towards the Company during his tenure of office.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 31 March 2006

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi